Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on July 23, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES
OF THE TORONTO-DOMINION BANK ON JULY 23, 2010
1. Customer satisfaction with Canada’s retail banks increases: survey; TD Canada Trust, President’s Choice Financial rank highest Investment Executive
Overall customer satisfaction with retail banks in Canada has improved from 2009, as Canadian banks have increased investment in technology and customer service systems improvements following the global financial crisis, according to the J.D. Power and Associates 2010 Canadian Retail Banking Customer Satisfaction Study released Thursday. TD Canada Trust mentioned. See full story
2. What’s good for women in the workplace is good for everyone The Gazette (Montreal)
The movement to make the workplace better for women is a tide that lifts all boats, says banker Ed Clark. It’s that attitude that has made the president and chief executive of TD Bank Financial Group one of the inaugural recipients of the Catalyst Canada Honours for promoting women in the workplace. Ed Clark quoted. See full story
3. Fed approves TD Bank buying South Financial/Mercantile Bank South Florida Business Journal
Canadian banking giant TD Bank is about to get a whole lot bigger in Florida. The Federal Reserve Board announced Thursday that it approved TD Bank’s purchase of The South Financial Group and its Mercantile Bank/Carolina First Bank subsidiary. TD mentioned. See full story
4. Toronto Dominion Bank In The Market With Covered Bond Issue Dow Jones
Toronto Dominion Bank is in the market with a five-year, covered bond issue of undetermined size Thursday. With this issue, the top-five Canadian banks have sold these mortgage bonds to U.S. investors. Total foreign covered bond issuance to U.S. investors is $11.04 billion, surpassing the peak of $10.71 billion in 2007. TD mentioned. See full story
5. Canada banks could raise divs this year -analyst Reuters
Canadian banks could start raising dividends later this year, once lenders get a sense of new capital requirements due to be unveiled in November, RBC Capital Markets said on Thursday. TD and TD Ameritrade mentioned. See full story
6. Bank tax not buried yet, HSBC exec says; ‘Politics involved’ National Post
It is too early for Canadian banks to declare victory in their battle against the controversial bank tax, says the deputy chief executive of HSBC Bank Canada. See full story
7. Federal Report Faults Banks on Huge Bonuses The New York Times
With the financial system on the verge of collapse in late 2008, a group of troubled banks doled out more than $2 billion in bonuses and other payments to their highest earners. Now, the federal authority on banker pay says that nearly 80 percent of that sum was unmerited. See full story
8. Potential CIBC writedown would lower Q3 profit, analyst says National Post (Bloomberg)
Canadian Imperial Bank of Commerce, the country’s fifth-largest lender, may take a US$211-million debt writedown that would lower third-quarter profit, says Cormark Securities Inc. analyst Darko Mihelic. The writedown is equal to US55¢ a share, Mr. Mihelic said in a research report yesterday. See full story
9. Scotiabank poised to benefit from growth outside North America National Post
Globally diversified banks such as Bank of Nova Scotia are poised to benefit from rising economic prospects in South America and Asia. See full story

10. Scotia grows again locally Edmonton Journal
Scotiabank opened its 25th local branch this week at Currents of Windermere. The $1.5-million branch will open Saturdays and evenings to meet demand in the growing Windermere community, said Chris Bruce, Scotiabank Edmonton district vice-president. TD Canada Trust mentioned. See full story
11. ICICI Bank creeps up on Bay Street National Post
It’s a good half-hour by taxi from the business parks of Don Mills on the northern edge of Toronto to the towers of King and Bay where most of the country’s top financial firms are located, but it is here in a nondescript office tower that you’ll find the headquarters of what just might be Canada’s fastest growing bank. See full story
12. E*Trade Returns to Profit The Wall Street Journal
E*Trade Financial Corp. is back in the black, the online brokerage’s first in three years, amid a reduction in loan-loss provisions. See full story
13. New York Sues Bank of America and Merrill Over Merger The New York Times (Reuters)
New York State is suing Bank of America and its Merrill Lynch unit over the companies’ merger and Merrill’s subprime mortgage issues. See full story
14. Goldman Pact’s Timing Probed The Wall Street Journal
The Securities and Exchange Commission’s inspector general extended an ongoing probe of the agency’s civil-fraud lawsuit against Goldman Sachs Group Inc. to include the timing of the suit’s settlement last week. See full story
15. SEC Breaks Impasse With Rating Firms The Wall Street Journal
The Securities and Exchange Commission moved to defuse turmoil in the bond markets caused by ratings firms’ refusal to allow their credit ratings to be used in deal documents. See full story
16. Canadian retail sales down for second straight month Edmonton Journal
Retail sales fell for the second month in a row in May, edging down 0.2 per cent to $36 billion, following a revised 2.2-per-cent drop in April, Statistics Canada reported Thursday. Shahrzad Fard (TD Economics) quoted. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. Customer satisfaction with Canada’s retail banks increases: survey; TD Canada Trust, President’s Choice Financial rank highest
Investment Executive
07/23/2010 10:38:18
Overall customer satisfaction with retail banks in Canada has improved from 2009, as Canadian banks have increased investment in technology and customer service systems improvements following the global financial crisis, according to the J.D. Power and Associates 2010 Canadian Retail Banking Customer Satisfaction Study released Thursday.
Overall satisfaction with primary financial institutions averages 730 on a 1,000-point scale in 2010 — up 9 points from 721 in 2009.
With minimal exposure to the global financial crisis, many Canadian banks have reported strong quarterly earnings in 2010, and have increased their business expansion efforts, including investment in technology and customer service.
“In order to maintain their respective competitive advantages, Canadian banks are acquiring new assets in Canada and foreign markets,” says Lubo Li, senior director of the financial services practice at J.D. Power and Associates. Toronto. “These banks are also adopting new customer service standards and processes to improve customer experiences across all channels — ranging from in-branch to online — which has resulted in the overall increase in customer satisfaction in 2010.”
Fuelled by the introduction of Tax Free Savings Accounts and rapid growth of the discount brokerage channel, Canadian banks have significantly expanded their penetration in the wealth management business. In 2010, 48% of customers indicate they hold investment accounts at their primary financial institutions, compared with 36% in 2009. In addition, customer satisfaction with the investment accounts at their banks has also improved, with the rate of improvement being notably higher among Big 5 banks.
The study finds that achieving high levels of overall satisfaction has a strong positive effect on bank customer loyalty and commitment, as well as share of wallet. Among customers with high levels of satisfaction (averaging 849 and higher), approximately three-fourths indicate they “definitely will” recommend their primary financial institution and use it for additional banking services. Among customers with low levels of satisfaction (averaging below 601), these figures decline to 8% and 12%, respectively.
Now in its fifth year, the study examines customer satisfaction with their primary financial institutions in three segments: the Big 5 banks, mid-size banks and credit unions. In all segments, customer satisfaction is measured across six factors (listed in order of importance): account activities; product offerings; account information; facility, fees; and problem resolution.
TD Canada Trust ranks highest in overall customer satisfaction among Big 5 banks for a fifth consecutive year, achieving a score of 748. TD Canada Trust performs particularly well in all six factors driving overall satisfaction.
Among mid-size banks, President’s Choice Financial ranks highest for a fourth consecutive year, with a score of 771. President’s Choice Financial performs particularly well in five of the six factors: account activities; product offerings; account information; facility; and problem resolution.
The study finds that although overall satisfaction has increased from 2009, loyalty intent among retail banking customers has decreased slightly in 2010. This suggests that as the market has become increasingly competitive and customers have been provided with more choices, they have become less committed to their primary banks and are willing to reevaluate their bank relationships.
The 2010 study is based on responses from 14,583 customers who use a primary financial institution for personal banking. The study includes the largest financial institutions-banks and credit unions-in Canada and was fielded in March and June 2010.
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2. What’s good for women in the workplace is good for everyone
The Gazette (Montreal)
07/23/2010
KIM COVERT

The movement to make the workplace better for women is a tide that lifts all boats, says banker Ed Clark.
It’s that attitude that has made the president and chief executive of TD Bank Financial Group one of the inaugural recipients of the Catalyst Canada Honours for promoting women in the workplace.
“I don’t want to diminish the importance of making progress on women, but it’s all part of the same .. . . package and it turns out if you make the world more comfortable for gays or if you make the world more comfortable for lesbians, you make it comfortable for heterosexual women too,” says Clark. “And so if you actually run the bank in a way that you treat people with respect and motivate people, those turn out to be good things to help women because they remove some of the barriers that historically might have existed.”
The awards were introduced this year to mark Catalyst Canada’s 10th anniversary. Along with Clark, the inaugural honorees are Colleen Sidford, vice-president and treasurer of Ontario Power Generation Inc. and Sylvia Chrominsak, group head of human resources and communications at Scotiabank. The awards will be presented at a dinner in Toronto in October.
“You will promote more talent if you don’t have barriers to advancement that are unfair,” agrees Bill Downe, Catalyst board member and chair of the honours dinner. Downe, the president and CEO of Bank of Montreal, has had a long history with Catalyst, a non-profit organization founded in 1962 with a mandate of improving opportunities for women in business.
Clark and Downe are good examples of leaders who are visible champions of women in business, says Deborah Gillis, Catalyst vice-president, North America.
“By really stepping forward and publicly talking about the importance of women and diversity to the success of their organizations they’re sending messages to other business leaders in the country that I hope inspires them to take the same position. It’s really why we launched the Catalyst Canada honours, not only to recognize the individual contributions of this year’s honorees, but it’s also to inspire business leaders across the country to follow in their path and just step forward, because what all of our work tells is that individual leaders can make a significant difference and have an impact on the careers of women.”
While much good has been done, Gillis stresses that there remains a great deal of ground to cover if women are to take their rightful places in the executive suites. For example, women hold less than 17 per cent of corporate office positions, 14 per cent of board seats on FP 500 companies, fewer than 20 women are leading FP 500 companies, she said.
“But we also see that there are a growing number of women who’ve made great personal achievement in their careers, they act as important role models, and we also see more and more business leaders who understand why it’s good for their business to have more women represented in those senior positions. It certainly echoes Catalyst research which has shown that organizations in the Fortune 500 on average with more women in leadership roles have stronger financial performance. The business case is clear and understood.”
Clark is quick to point out that one person alone doesn’t effect organizational change — the entire leadership of the company has to buy in to the concept.
“The tricky sell is that these initiatives have historically been seen as about quotas, favouritism, biasing your organization one way or the other. You have to really bust through the barrier to say it is not about that, it’s actually about producing a true meritocracy rather than a false meritocracy.”
Employees welcome these initiatives if they understand that the company’s objective is to recruit good people and make them better.
“Our job as leaders is to try to figure out what Moe needs to advance his career, as well as what Terry needs to advance her career. And to say I don’t give a damn whether Moe is male or female, Asian or white. It’s irrelevant to me if he’s got capabilities,” said Clark. “My job as a leader is to figure out how I can grow him to the maximum extent possible. And as soon as you get that mode, then people go, ‘Ah, OK, then I’m up for that, because this is about me.’ ”
Downe says changing corporate culture has to be an ongoing effort and promoting women and visible minorities can’t just be done for optics.
“You either have to believe deeply that inclusion will make you a more successful company and a better workplace, or it won’t happen,” he said.
Clark says he was asked recently what aspect of his career he was most proud of. He didn’t have to fish around for an answer — the bank’s diversity initiative.
“Because the diversity initiative not only has, I think, unleashed huge amounts of energy and talent on the organization, but has actually forced us as executives to grow in ways we wouldn’t have grown if we hadn’t had to figure this out. And we’re still on a journey, we’re on a constant journey to figure things out.”
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3. Fed approves TD Bank buying South Financial/Mercantile Bank
South Florida Business Journal
07/23/2010
BRIAN BANDELL
Canadian banking giant TD Bank is about to get a whole lot bigger in Florida.
The Federal Reserve Board announced Thursday that it approved TD Bank’s purchase of The South Financial Group and its Mercantile Bank/Carolina First Bank subsidiary.
The deal was announced in May, when TD Bank (NYSE: TD) proposed buying Greenville, S.C.-based South Financial (NASDAQ: TSFG) for $61 million in cash or stock. That included the consent of the U.S. Department of the Treasury to accept only $130.6 million from TD Bank to redeem the shares of preferred stock in South Financial that it bought for $347 million under the Troubled Asset Relief Program (TARP).
The Federal Reserve said the deal would make TD bank the 11th largest depository organization in Florida with $7.4 billion in deposits. That represents 1.8 percent of deposits in the state.
However, the Federal Reserve ordered TD Bank to divest branches with at least $59 million in deposits in the Palatka area to “reduce the potential adverse effects on competition” in that market.
In April, TD Bank acquired three failed Florida banks, including one from Palatka.
The regulator did not order TD Bank to scale back in South Florida.
South Financial’s Carolina First Bank subsidiary operates in Florida under the name Mercantile Bank. As of June 30, 2009, Federal Deposit Insurance Corp. data shows that the bank had 67 offices with $3.06 billion in deposits in Florida. That includes nine offices with $563.1 million in deposits in South Florida.
Mercantile Bank has much of its Florida deposit strength in Tampa Bay. It also has branches spread out through

Central and Northeast Florida.
The acquisition would give TD Bank its first presence on Florida’s west coast, as well as its first branches in Orlando and Jacksonville. The acquisition is expected to close in September.
Meanwhile, the South Financial Group reported that a $314.9 million second quarter loss pushed Carolina First Bank down to “adequately capitalized” status. It reported having $147.4 million in nonperforming commercial loans in Florida.
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4. Toronto Dominion Bank In The Market With Covered Bond Issue
Dow Jones
07/23/2010
PRABHA NATARAJAN
Toronto Dominion Bank is in the market with a five-year, covered bond issue of undetermined size Thursday.
With this issue, the top-five Canadian banks have sold these mortgage bonds to U.S. investors. Total foreign covered bond issuance to U.S. investors is $11.04 billion, surpassing the peak of $10.71 billion in 2007.
Covered bonds are similar to residential mortgage-backed securities but require issuers to hold the collateral on their own books rather than spin them off into special purpose vehicles. As these bonds carry the additional heft of the full bank’s balance sheet, they are seen as a safer alternative to residential mortgage bonds, which were at the heart of the financial crisis.
Foreign banks are the only source of these sought-after new bonds, which haven’t been minted in the U.S. because of a lack of clear regulations. Last week, Bank of Nova Scotia sold a $2.5 billion, three-year covered bond at a yield of 1.498%.
The Toronto Dominion Bank issue, rated triple A by Moody’s and DBRS, is backed by residential loans that carry the full faith and credit of the Canadian government.
Barclays, Deutsche Bank, RBS and Toronto Dominion are the book runners on the deal.
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5. Canada banks could raise divs this year -analyst
Reuters
07/23/2010
CAMERON FRENCH
Canadian banks could start raising dividends later this year, once lenders get a sense of new capital requirements due to be unveiled in November, RBC Capital Markets said on Thursday.
The brokerage, a division of Royal Bank of Canada (RY.TO), the country’s largest lender, also said in a note that U.S. financial reforms passed last week are unlikely to have a significant impact on the U.S. operations of Canadian banks.
Canada’s big banks stopped raising dividends in late 2007 and early 2008 as the credit crisis took hold and bank stocks began to tumble.
Most of the stocks have regained most or all of the lost ground, but the banks are choosing to hold higher capital levels amid uncertainty over proposed changes to capital and leverage requirements.
The Basel Committee on Banking Supervision is expected to deliver a complete package of reforms in November.
“We do not expect dividend increases until late 2010 at the earliest, but we believe that when the banks have more clarity on the new rules, a few of the Canadian banks might be in a position to increase their dividends,” analyst Andre-Philippe Hardy said in a note.
He said Toronto-Dominion Bank ( TD.TO), the country’s second-biggest bank, as well as smaller lenders National Bank of Canada (NA.TO) and Laurentian Bank (LB.TO) were the mostly likely candidates to raise their payouts.
Canada’s banks have traditionally followed a conservative lending route, and managed to escape the financial crisis without government bailouts, unlike banks in the United States and Europe.
The new capital and liquidity rules will undoubtedly hurt profits in the sector, Hardy said, despite the high capital ratios currently held by the banks.
However, the massive U.S. “Dodd-Frank” financial reform bill passed last week will likely not have a big impact on Canadian banks that operate in the United States, he said.
The bill, designed to prevent another financial meltdown, will put new limits on derivatives activity and proprietary trading, among other measures.
Hardy said the bill “will have a material impact on many U.S. banks, but much less so for Canadian banks”.
Toronto-Dominion has a large retail presence on the U.S. Eastern Seaboard, as well as a 45 percent stake in online brokerage TD Ameritrade Holding Corp (AMTD.O).
Royal has a large retail bank in the U.S. Southeast, while Bank of Montreal (BMO.TO) operates in the Chicago area through its Harris Bank unit.
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6. Bank tax not buried yet, HSBC exec says; ‘Politics involved’
National Post
07/23/2010
JOHN GREENWOOD
Pg. FP3
It is too early for Canadian banks to declare victory in their battle against the controversial bank tax, says the deputy chief executive of HSBC Bank Canada.
A key premise behind the financial system revamp spearheaded by the G20 in the wake of the financial crisis was that the new regulatory framework should be uniform and there needs to be a level playing field, said Matthew Bosrock.
G20 leaders agreed last month in Toronto that member countries should decide for themselves whether to impose a tax on banks. But if some countries are permitted to opt out of some measures — such as the bank tax — that could create a competitive advantage. “The question is, will there be pressure from the G20 for standardization of regulation,” Mr. Bosrock said in an interview.
Canadian banks are regarded as among the strongest in the world so Canada should be regarded as a model “but there’s politics involved,” he said.
“You know, we compete globally for talent, and if in fact it’s not a level playing field between New York and Toronto, how will that impact [the U.S. attitude toward Canada ]?”
HSBC, the largest foreign bank subsidiary in Canada , reported second-quarter net earnings of $152-million, up 33.3% from the same period last year on lower provisions for bad loans and a strong performance from core operations.
“We are benefiting from the recovery of the Canadian economy and our continued support of customers’ personal and business banking needs is resulting in increased demand for our services as conditions improve,” said chief executive Lindsay Gordon.
Return on equity was 17.6% for the three months ended June 30, 2010, up from 13.3% last year. Tier 1 Capital was 13%, compared to 11.2% in 2009.
Positive results from the first half of the year were somewhat obscured by the impact of fair value accounting on the bank’s economic hedges, it said.
Net interest income for the second quarter was $393-million, up $25-million from last year as a result of growth in assets, despite being offset by a shift from higher-yielding commercial loans to government securities.
The bank set aside $66-million in provisions for credit losses, down from $126-million last year as economic conditions improved.
Mr. Bosrock said the biggest challenge facing the bank is uncertainty over regulatory reform. New rules on capital and liquidity are scheduled to be announced at the end of the year but it remains unclear if the Basel Committee will meet that timetable, and, meanwhile, banks around the world are forced to sit on growing piles of capital.
In addition there is the question of what the G20 will do and how far it will go to pressure member countries to stay in line.
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7. Federal Report Faults Banks on Huge Bonuses
The New York Times
07/23/2010
ERIC DASH
Pg. A1
With the financial system on the verge of collapse in late 2008, a group of troubled banks doled out more than $2 billion in bonuses and other payments to their highest earners. Now, the federal authority on banker pay says that nearly 80 percent of that sum was unmerited.
In a report to be released on Friday, Kenneth R. Feinberg, the Obama administration’s special master for executive compensation, is expected to name 17 financial companies that made questionable payouts totaling

$1.58 billion immediately after accepting billions of dollars of taxpayer aid, according to two government officials with knowledge of his findings who requested anonymity because of the sensitivity of the report.
The group includes Wall Street giants like Goldman Sachs, JPMorgan Chase and the American International Group as well as small lenders like Boston Private Financial Holdings. Mr. Feinberg’s report points to companies that he says paid eye-popping amounts or used haphazard criteria for awarding bonuses, the people with knowledge of his findings said, and he has singled out Citigroup as the biggest offender.
Even so, Mr. Feinberg has very limited power to reclaim any money. He can use his status as President Obama’s point man on pay to jawbone the companies into reimbursing the government, but he has no legal authority to claw back excessive payouts.
Mr. Feinberg’s political leverage has been weakened by the banks’ speedy repayment of their bailout funds. Eleven of the 17 companies that received criticism in the report have repaid the government with interest, so they have no outstanding obligations to reimburse.
As a result, Mr. Feinberg will merely propose that the banks voluntarily adopt a “brake provision” that would allow their boards to nullify or alter any bonus payouts or employment contracts in the event of a future financial crisis. All 17 companies have told Mr. Feinberg that they will consider adopting the provision, though none has committed to do so.
Mr. Feinberg is expected to call the payouts ill advised but not unlawful or contrary to the public interest, the people with knowledge of his report said.
On Wall Street, meanwhile, profits and pay have already rebounded. Goldman Sachs is on pace to hand out an average of $544,000 per worker in salary and bonuses, though many could earn several times that amount. JPMorgan Chase’s investment bank is on track to pay its workers, on average, about $425,000, while the average Morgan Stanley employee could collect about $260,000.
If the second half of 2010 plays out like the first half, Wall Street bonuses will be paid out at about the same level as last year and similar to 2007 levels, when the crisis had just started to unfold.
“It’s healthier than I would have ever expected a year ago,” said Alan Johnson, a longtime compensation consultant who specializes in financial services.
Mr. Feinberg was named last month as the independent administrator for claims tied to the BPoil spill, making it likely that the release of his findings on the financial firms will be his final act as the overseer of banker pay.
The review, mandated by the 2009 economic stimulus bill, broadened the scope of Mr. Feinberg’s duties to include examining the pay packages of top earners at 419 companies that accepted bailout funds. However, it did not give him the power to demand changes to the compensation arrangements, as he did in each of the last two years at seven companies that received multiple bailouts.
Mr. Feinberg spent five months reviewing compensation paid to each company’s 25 highest earners between October 2008, when the first bailouts were dispensed, and February 2009, when the stimulus bill took effect. He narrowed his scrutiny to about 600 executives at 17 banks, with payouts totaling $2.03 billion.
Mr. Feinberg’s criteria for identifying the worst offenders were large payouts, in aggregate or to specific individuals; overly generous exit packages; or a failure to provide clear performance criteria or other rationale for extra pay.
Mr. Feinberg then approached each of the 17 companies with his proposed remedy during conference calls over the last two weeks. The 11 companies that have fully repaid their bailout money are American Express, Bank of America, Bank of New York Mellon, Boston Private, Capital One Financial, Goldman Sachs, JPMorgan, Morgan

Stanley, PNC Financial, US Bancorp and Wells Fargo.
The six companies that have not fully repaid their bailout funds are A.I.G, Citigroup, the CIT Group, M&T Bank, Regions Financial and SunTrust Banks.
Among the banks that have not fully repaid the government, Citigroup was identified by Mr. Feinberg as having the most egregious compensation packages during the bailout period, according to officials with knowledge of his report. The bank handed out several hundred million dollars in pay in 2008 as it struggled to stay afloat.
Roughly two-thirds of the outsize payouts were from bonuses awarded to Andrew Hall and another trader who were part of the bank’s Phibro energy trading unit. Citigroup sold that business to Occidental Petroleum last fall, under pressure from Mr. Feinberg, after the disclosure that Mr. Hall had received a $100 million payout.
Mr. Feinberg is not expected to name individual executives who received the highest awards.
His review is among several compensation initiatives scrutinizing banker pay. In June, the Federal Reserve ordered about two dozen of the biggest banks to address several pay practices that, even after the crisis, it said encouraged excessive risk-taking.
European banking regulators introduced tough new standards for bonus payments earlier this month. And the Federal Deposit Insurance Corporation is developing a plan that would partly tie bank insurance premiums to the perceived risk of their executive pay packages. That proposal could be reviewed by the agency’s board as early as next month.
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8. Potential CIBC writedown would lower Q3 profit, analyst says
National Post (Bloomberg)
07/23/2010
Pg. FP3
Canadian Imperial Bank of Commerce, the country’s fifth-largest lender, may take a US$211-million debt writedown that would lower third-quarter profit, says Cormark Securities Inc. analyst Darko Mihelic. The writedown is equal to US55 a share, Mr. Mihelic said in a research report yesterday. CIBC was the hardest hit among the country’s banks during the financial crisis, recording US$10.9-billion in debt-related write-downs since the collapse of the U.S. subprime market in 2007. The bank has been unwinding the debt-related activities that led to the charges. Further charges may arise because CIBC may adjust the value of its structured credit run-off business as credit default swaps for financial guarantors tied to the portfolio widened in the third quarter, Mr. Mihelic said in a note. Bank spokesman Rob McLeod declined to comment.
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9. Scotiabank poised to benefit from growth outside North America
National Post
07/23/2010
JOHN GREENWOOD
Pg. FP7
Globally diversified banks such as Bank of Nova Scotia are poised to benefit from rising economic prospects in

South America and Asia.
Conversely, those focused on the uncertain North American economy appear likely to struggle, says Brad Smith, an analyst at Stonecap Securities in Toronto.
Mr. Smith bases his prediction on an analysis of Wall Street behemoth Citigroup and its various international divisions, whose performance since the financial crisis contrasts starkly with the bank’s North American operation.
“Although consistent with our long held thesis that profit levels in Latin America would out strip those in the US, the extent of the relative out-performance particularly in Latin America is likely to come as a surprise to many investors that have been expecting a repeat of past cycles in which credit deterioration has plundered profit levels for many banking groups,” he said in a note to clients.
The contrast between North America and the rest of the world that shows up in Citi’s results suggests an “enduring” change in global economic performance, Mr. Smith said.
The bottom line is that investors can profit from this trend by focusing on banks that have a significant international footprint, he said.
Of Canada’s big banks, Scotia has the biggest presence outside of North America.
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10. Scotia grows again locally
Edmonton Journal
07/23/2010
Pg. E2
Scotiabank opened its 25th local branch this week at Currents of Windermere.
The $1.5-million branch will open Saturdays and evenings to meet demand in the growing Windermere community, said Chris Bruce, Scotiabank Edmonton district vice-president.
It offers personal, commercial and investment banking.
The branch, at 5188 Windermere Blvd. NW, is the latest addition to the Currents of Windermere, a sprawling power centre and urban village development, which is still mostly empty except for a Home Depot and Walmart. It broke ground in the summer of 2008, before the recession hit.
HSBC, ATB Financial, CIBC, RBC and TD Canada Trust have also opened branches at Currents.
A Canadian Tire and London Drugs are planned next for the site near Anthony Henday Drive and Terwillegar Drive in southwest Edmonton.
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11. ICICI Bank creeps up on Bay Street
National Post
07/23/2010

JOHN GREENWOOD
Pg. FP3
It’s a good half-hour by taxi from the business parks of Don Mills on the northern edge of Toronto to the towers of King and Bay where most of the country’s top financial firms are located, but it is here in a nondescript office tower that you’ll find the headquarters of what just might be Canada’s fastest growing bank.
When ICICI Bank Canada, a subsidiary of India’s largest private-sector lender, set up shop in Toronto in 2003, the move caused barely a stir. After all, dozens of foreign banks hang shingles in this country without ever grabbing any measurable share of the market.
But ICICI is different. In less than a decade it has grown from nothing to a formidable player in online banking, even sparking rumours that it might buy one of the smaller domestic players. For at least three years running assets grew by more than 100%, now standing at $5.8-billion.
Sriram Iyer, the chief executive, is delighted with the success of ICICI so far but he downplays the notion that his bank might be competing head to head with Canada’s domestic banks.
“Everyone has to offer competitive products [but] it’s a large market and there’s enough action for all of us,” says Mr. Iyer, 40.
Compared to domestic behemoths like Royal Bank of Canada with assets of $655-billion and more than 1,000 branches, ICICI, with its nine branches, barely registers. But it’s moving up the rankings, having overtaken such players as Canadian Tire Bank ($2.8-billion) and President’s Choice Bank ($401-million).
What’s impressive is that it has been able to grow so quickly in a highly competitive industry where increases in market share are typically measured by fractions of a percentage point.
“You’d be hard pressed to find a bank that grew that fast over the past five years,” said Peter Routledge, an analyst at National Bank Financial.
At the end of 2003, ICICI had assets of $25.4-million, growing to $125.1-million—more than triple—a year later. By the end of 2006 assets were $1.8-billion, and they doubled again the following year. At the end of 2008, the year the financial crisis hit, assets rose as high as $6.5-billion.
A wholly owned subsidiary, the bank discloses limited financial details, but Mr. Iyer says a good part of the success can be attributed to ICICI India’s Internet platform, which allows customers anywhere in Canada — or the rest of the world for that matter — to open an account and conduct transactions without ever setting foot in a branch.
Aggressive incentives such as a bonus $20 for new account holders and some of the highest interest rates in the industry have also played a roll, drawing a steady flow of business.
Indeed, the bank originally intended to focus on Canada’s South Asian community but soon adjusted the strategy to go after the broader market.
“To our surprise, we discovered that a majority of our customers were not members of the Indo- Canadian communty, so in about 2005 we changed our strategy, we repositioned saying we are a bank from India but we are a bank for all Canadians,” Mr. Iyer said.
A recipient of Canada’s Top 40 Under 40 award in 2008, Mr. Iyer went to work for ICICI in 1996 as a management trainee, after earning a business degree from the Indian Institute of Business in Bangalore. Tapped early on as a fast tracker, Mr. Iyer played a key role in setting up the Canadian subsidiary and crafting the business strategy. In

2008, he was appointed president and CEO.
Deposits grew rapidly almost from the start, slowing only in 2008 as the bank felt the impact of the financial crisis. For the first time the balance sheet shrank last year but Mr. Iyer is optimistic that 2010 will mark a return to growth.
ICICI is hardly the first to rely on Internet banking as a primary channel — other larger players such as ING and President’s Choice do the same, and they also offer high-interest accounts. But ICICI Canada enjoys a key advantage because its Internet platform is built and maintained by its parent company, Mr. Iyer said.
The fact that the technology and call centres are in India makes for occasional frustrating bottlenecks for Canadian customers, but the bottom line is that it costs a fraction of what most other banks are paying.
Most of its competitors use deposits to finance residential mortgages ensured by Canada Mortgage and Housing Corp., providing a modest but all but risk-free profit. In another twist on conventional strategy, ICICI manages to squeeze out a slightly fatter profit by using the lion’s share of its deposits to finance business loans, which don’t carry insurance.
So far there have been no significant defaults.
ICICI’s high-yield deposit business is one of several niches in Canada ‘s oligopolist banking market that have been known to generate healthy profits to companies that know how to exploit them.
“If the big banks wanted to, they could make it very, very difficult [for ICICI] but they don’t,” Mr. Routledge said. “Their franchises are perfectly stable so they don’t need to.”
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12. E*Trade Returns to Profit
The Wall Street Journal
07/23/2010
BRETT PHILBIN
E*Trade Financial Corp. is back in the black, the online brokerage’s first in three years, amid a reduction in loan-loss provisions.
E*Trade’s stock surged 7% to $14.28 in after-hours trading Thursday as the company broke a string of 11 consecutive quarterly losses. In 4 p.m. Nasdaq Stock Market trading, E*Trade rose 4.5% at $13.35, but it is down 1.8% over the past 12 months.
E*Trade, battered by bad loans made by its banking unit, reported its seventh consecutive drop in loan-loss provisions, or the amount of money it sets aside for current and future losses. Net charge-offs, or loans that E*Trade doesn’t think it can collect, were $225 million, falling 42% from a year ago.
In an interview, E*Trade Chief Executive Steven Freiberg said, “The most significant dollar change [for the company] has been continued improvement in delinquencies and therefore write-offs and provisions in the legacy loan book.”
The company’s loan-loss provision dropped sharply to $166 million from $405 million a year ago and fell by 38% sequentially. The second quarter included a $15 million benefit of a legal settlement related to purchase loans.
E*Trade swung to a profit of $35 million, or 12 cents a share, from a loss of $2.16, or $143 million, a year earlier.

Results from a year ago were adjusted for a 1-for-10 reverse stock split, which took effect last month. Revenue fell 14% to $534 million.
On a conference call with analysts, Mr. Freiberg said E*Trade is comfortable in its ability to meet future holding-company capital requirements and has no plans to raise capital as a result of the financial-overhaul bill. E*Trade has received two previous capital injections from hedge fund giant Citadel Investment Group, which is its largest shareholder and bondholder.
On Thursday, E*Trade reported daily average revenue trades, or DARTs—a figure closely watched by analysts—of 170,000, up 10% from the first quarter but down 16% from a year ago. E*Trade, like many of its peers, saw a trading benefit from the stock market’s “flash crash” on May 6.
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13. New York Sues Bank of America and Merrill Over Merger
The New York Times (Reuters)
07/23/2010
New York State is suing Bank of America and its Merrill Lynch unit over the companies’ merger and Merrill’s subprime mortgage issues.
The New York State comptroller, Thomas P. DiNapoli, filed two lawsuits on Thursday in Federal District Court in Manhattan to recover losses suffered by the $132.5 billion state pension fund, which he oversees.
Defendants include Kenneth D. Lewis, former chief executive of Bank of America; Joe L. Price, the bank’s former chief financial officer who is now the bank’s president of consumer and small-business banking; and E. Stanley O’Neal, Merrill’s former chief executive.
Mr. DiNapoli filed the lawsuits after choosing to “opt out” of 2007 shareholder litigation against Merrill and 2009 litigation against Bank of America.
“Our attorneys believe this gives us a chance to get a better recovery,” perhaps reaching “tens of millions of dollars,” said Robert Whalen, a spokesman for the comptroller’s office.
The pension fund owned 3.06 million Bank of America shares and 4.83 million Merrill shares, court records show.
Bill Halldin, a spokesman for Bank of America, declined to comment.
One complaint in the suit accuses Bank of America of misleading shareholders about Merrill’s losses as it prepared to buy the Wall Street bank in late 2008. The other accuses Merrill of misleading shareholders about its risk management and exposures to mortgage securities and collateralized debt obligations.
“These companies thought they could get away with profiting at the expense of New York’s pensioners and taxpayers through fraudulent activities and misleading public disclosures,” Mr. DiNapoli said in a statement. “They were mistaken.”
Bank of America agreed to buy Merrill on Sept. 15, 2008. Merrill lost $15.8 billion in the fourth quarter of that year, though it paid out $3.6 billion in bonuses. The merger was completed on Jan. 1, 2009.
In February, United States District Judge Jed S. Rakoff accepted Bank of America’s $150 million settlement with the Securities and Exchange Commission on charges that it had misled shareholders about the merger, an accord he called “half-baked justice at best.”
The New York attorney general, Andrew M. Cuomo, has separately filed civil fraud charges against Bank of America, Mr. Lewis and Mr. Price.
Mr. DiNapoli is running for re-election as comptroller in November. Mr. Cuomo is running for governor. Both are Democrats.
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14. Goldman Pact’s Timing Probed
The Wall Street Journal
07/23/2010
KARA SCANNELL
The Securities and Exchange Commission’s inspector general extended an ongoing probe of the agency’s civil-fraud lawsuit against Goldman Sachs Group Inc. to include the timing of the suit’s settlement last week.
H. David Kotz, the internal watchdog of the SEC, disclosed the broadened investigation in a letter Thursday to Rep. Darrell Issa (R., Calif.).
“We will seek review of documentary evidence, including e-mails between and among the individuals who may have participated in or been aware of the timing of the SEC settlement,” the letter stated.
Mr. Kotz already was investigating the SEC’s filing of the suit against Goldman, which occurred in April as the Senate was taking up the financial-regulation bill.
Mr. Issa has accused the SEC of playing politics with the lawsuit. The SEC has denied that the legislation had any connection to the filing or settlement of the suit. Last week’s announcement of the $550 million agreement with Goldman came on the same day the Senate passed the financial-regulation bill.
President Barack Obama signed the bill into law Wednesday.
Mr. Issa asked Mr. Kotz to broaden his inquiry, and the inspector general agreed to the request, according to Thursday’s letter.
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15. SEC Breaks Impasse With Rating Firms
The Wall Street Journal
07/23/2010
ANUSHA SHRIVASTAVA and FAWN JOHNSON
The Securities and Exchange Commission moved to defuse turmoil in the bond markets caused by ratings firms’ refusal to allow their credit ratings to be used in deal documents.
Late Thursday the agency said it would temporarily allow bond sales to go ahead without credit ratings in bond offering documents, a move that would end an effective stalemate between ratings agencies and issuers.
The two sides had been at odds over changes enacted Wednesday in the landmark financial reform bill. The new law regards bond-ratings firms as “experts” and holds them liable for the quality of their ratings.
But the firms, including Moody’s Investor Service, Standard & Poor’s, Fitch Ratings and others, have said that the new standard creates too much risk for them. That’s why they’ve begun withholding permission to use ratings on new bond issues. The problem is that big parts of the bond markets — notably the asset-backed securities — require a rating by law.
The SEC’s waiver will be in place for six months. But the SEC said its action doesn’t change or negate the new laws governing ratings agencies that came into effect with the signing of the Dodd-Frank bill this week.
“This action will provide issuers, rating agencies and other market participants with a transition period in order to implement changes to comply with the new statutory requirement while still conducting registered ABS offerings,” said Meredith Cross, director of the SEC’s division of corporation finance.
The ratings agencies’ refusal to stand behind their own ratings had shut down the $1.4 trillion market for asset-backed securities for the past few days, scuttling several offerings, including one by Ford Motor Co.’s financing arm.
“It appears this could alleviate short-term pressure and provide temporary relief so new issuance can get done,” said Paul Jablansky, an ABS strategist at the Royal Bank of Scotland.
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16. Canadian retail sales down for second straight month
Edmonton Journal
07/23/2010
JOHN MORRISSY
Pg. E3
Retail sales fell for the second month in a row in May, edging down 0.2 per cent to $36 billion, following a revised 2.2-per-cent drop in April, Statistics Canada reported Thursday.
Although sales volumes actually rose 0.4 per cent, it wasn’t enough to make up for overall lower prices and marked sales declines in building materials and gasoline.
Excluding the auto sector, sales fell 0.1 per cent to $28.4 billion in May.
Most economists had expected an overall increase of 0.4-per-cent increase, or 0.5 per cent excluding autos.
The declines in April and May follow a 2.2-per-cent pop in March and end 15 months of almost uninterrupted sales gains.
The data are in keeping with the picture of slowing economic growth the Bank of Canada presented on Thursday in its latest monetary policy report, which outlines projections announced Tuesday that cut growth rates to 3.5 per cent for 2010 and 2.9 per cent in 2011.
“Factors such as the rise in consumer indebtedness, the cooling of home building and existing-home sales activity, and the shift in spending to earlier periods in harmonized-sales-tax-affected provinces of British Columbia and Ontario are major headwinds to retail sales growth,” TD Economics research analyst Shahrzad Fard wrote in a research note.

But Canada’s robust labour market, which added 93,000 jobs in June, is likely behind the current rise in sales volumes and should continue to support spending, BMO Capital Markets economist Benjamin Reitzes wrote in a research note.
“While the overall decline in sales is indicative of cooling momentum in the Canadian economy, the gain in volumes suggests solid job growth continues to provide support to spending,” Reitzes said.
TD Economics said it expects retail sales to rise about four per cent over the next year to 18 months.
The biggest declines in May came in building materials and garden equipment and supplies, with a 4.1-per-cent decline. Gas-station sales dropped 2.3 per cent as pump prices declined.
Regionally, retail sales fell in five provinces, were ahead or flat in the other five and up in the three territories. Declines were led by Prince Edward Island, down 2.2 per cent, while the biggest gains occurred in British Columbia, where sales rose 1.5 per cent.
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s

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THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S
MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JULY 23, 2010
Daily News Brief
July 23, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	Fed Approves TD Bank Buying South Financial/Mercantile Bank

- South Florida Business Journal [Similar article in Tampa Bay Business Journal (FL), Nasdaq.com, Marketgawk.com, and the Dow Jones.]
Canadian banking giant TD Bank is about to get a whole lot bigger in Florida. The Federal Reserve Board announced Thursday that it approved TD Bank’s purchase of The South Financial Group and its Mercantile Bank/Carolina First Bank subsidiary.
2.	Maine Business Notes — The Exception Magazine
TD Bank CEO Bharat Masrani will join Maine Governor John Baldacci for a tour of the bank’s new “green” call center in Auburn on July 30. The public opening ceremony will be held the next day. The new 60,000 square-foot facility is seeking LEED Gold certification.
3.	Advisor Roundtable: The Passage of Financial Reform Legislation

– InvestingDaily.com
It’s time once again for the Advisor Roundtable! This past Wednesday (July 21st), President Obama signed into law the financial reform legislation. As I wrote in It’s Time to Regulate the Investment Banking Psychopaths, my hope was that financial reform would pass and — lucky me — it has. But enough about me (for now). Let’s give the final word to KCI’s investment advisors, who are the real experts. [TD Bank’s Bharat Masrani is quoted.]
4.	Canada Banks Could Raise Divs This Year –Analyst — Reuters
Canadian banks could start raising dividends later this year, once lenders get a sense of new capital requirements due to be unveiled in November, RBC Capital Markets said on Thursday. [Toronto-Dominion Bank and TD Ameritrade Holding Corp are mentioned.]
5.	Donate to The Special Olympics at TD Bank Stores — Mybanktracker.com
TD Bank is celebrating Special Olympics Month by joining the “Be a Fan” campaign and setting up donation centers in all of its TD Bank stores.
6.	Toronto Dominion Bank In The Market With Covered Bond Issue — Dow Jones
Toronto Dominion Bank is in the market with a five-year, covered bond issue of undetermined size Thursday. With this issue, the top-five Canadian banks have sold these mortgage bonds to U.S. investors.

7.	Bradford County’s $3M Energy-Saving Project To Cost Less Than Expected

- Daily Review (PA)
There was some good news for the Bradford County commissioners Thursday, when they learned that it will cost less than expected to undertake a $3 million project to make the six main county-owned buildings more energy efficient. [TD Bank is mentioned.]
8.	Mean Street: How Bad Is The Economy in the ‘Real’ New York?

- Wall Street Journal (blog)
On a recent hot, steamy morning, I set out to see how the “real” New York was faring in these hard economic times by taking a long walk down Broadway. There are of course many “real” New Yorks and it’s hard to pick among them. [TD Bank is mentioned.]
9.	Don’t Bank On It — Drexel University The Triangle (PA)
For those of you who were shocked to learn of the sudden departure of the AJDrexelBank and all of its ATMs, do not feel uninformed or out of the loop. There was little to no warning to the campus at large when the only University-related bank disappeared faster than Lehman Brothers. [TD Bank is mentioned.]
10.	Job Seekers In Philadelphia Gather At CareerLink

- Philadelphia Business Journal
The Pennsylvania CareerLink center at One Penn Center in Center City is a gathering point for the region’s unemployed who are actively seeking jobs.
CareerLink is a publicly funded program that provides job matching, unemployment information, workshops, résumé development, training to make job searches more effective and other services. [TD Bank is mentioned.]
INDUSTRY NEWS
1.	New York Sues Bank of America and Merrill Over Merger

- New York Times [Article also appears in Reuters.]
New York State is suing Bank of America and its Merrill Lynch unit over the companies’ merger and Merrill’s subprime mortgage issues. The New York State comptroller, Thomas P. DiNapoli, filed two lawsuits on Thursday in Federal District Court in Manhattan to recover losses suffered by the $132.5 billion state pension fund, which he oversees.
2.	Federal Report Faults Banks On Huge Bonuses — New York Times
With the financial system on the verge of collapse in late 2008, a group of troubled banks doled out more than $2 billion in bonuses and other payments to their highest earners. Now, the federal authority on banker pay says that nearly 80 percent of that sum was unmerited.
3.	Goldman Pact’s Timing Probed — Wall Street Journal
The Securities and Exchange Commission’s inspector general extended an ongoing probe of the agency’s civil-fraud lawsuit against Goldman Sachs Group Inc. to include the timing of the suit’s settlement last week.

4.	KeyCorp Swings To Profitability In 2Q — Business Review (NY)
The Cleveland-based financial services company, which has regional headquarters in Albany, New York, had net income attributable to common shareholders of $29 million, or 3 cents a share, for the three months. When a 3 cents-a-share loss from discontinued operations is excluded, KeyCorp earned 6 cents a share. Analysts had predicted the company would lose 11 cents a share on continuing operations.
5.	M&T Bank 2nd-Qtr Profit More Than Quadruples As Credit Losses Slide, Acquisition Costs Down — Associated Press
M&T Bank Corp. on Wednesday said its second-quarter profit more than quadrupled, as it wrote off fewer bad loans and spent less on an acquisition.
6.	Small Business Lending Fund Passes Key Senate Vote — American Banker
The Senate voted 60 to 37 late Thursday to stop debate on an amendment that would create a $30 billion small business lending fund. The vote was a critical test for the measure, and means it will almost certainly be added back to a bill seeking to provide tax relief to small businesses and expand Small Business Administration guarantees.
7.	American Express, Capital One Reports Further Trend — American Banker
Signs of improvements in the credit card industry continued Thursday with American Express Co. and Capital One Financial Corp. reporting significant improvements in delinquencies and chargeoffs.
TD BANK NEWS
1.	Fed Approves TD Bank Buying South Financial/Mercantile Bank

By Brian Bandell

July 23, 2010 — South Florida Business Journal [Similar article in Tampa Bay Business Journal (FL), Nasdaq.com, Marketgawk.com, and the Dow Jones.]
Canadian banking giant TD Bank is about to get a whole lot bigger in Florida.
The Federal Reserve Board announced Thursday that it approved TD Bank’s purchase of The South Financial Group and its Mercantile Bank/Carolina First Bank subsidiary.
The deal was announced in May, when TD Bank (NYSE: TD) proposed buying Greenville, S.C.-based South Financial (NASDAQ: TSFG) for $61 million in cash or stock. That included the consent of the U.S. Department of the Treasury to accept only $130.6 million from TD Bank to redeem the shares of preferred stock in South Financial that it bought for $347 million under the Troubled Asset Relief Program (TARP).
The Federal Reserve said the deal would make TD bank the 11th largest depository organization in Florida with $7.4 billion in deposits. That represents 1.8 percent of deposits in the state.

However, the Federal Reserve ordered TD Bank to divest branches with at least $59 million in deposits in the Palatka area to “reduce the potential adverse effects on competition” in that market.
In April, TD Bank acquired three failed Florida banks, including one from Palatka.
The regulator did not order TD Bank to scale back in South Florida.
South Financial’s Carolina First Bank subsidiary operates in Florida under the name Mercantile Bank. As of June 30, 2009, Federal Deposit Insurance Corp. data shows that the bank had 67 offices with $3.06 billion in deposits in Florida. That includes nine offices with $563.1 million in deposits in South Florida.
Mercantile Bank has much of its Florida deposit strength in Tampa Bay. It also has branches spread out through Central and Northeast Florida.
The acquisition would give TD Bank its first presence on Florida’s west coast, as well as its first branches in Orlando and Jacksonville. The acquisition is expected to close in September.
Meanwhile, the South Financial Group reported that a $314.9 million second quarter loss pushed Carolina First Bank down to “adequately capitalized” status. It reported having $147.4 million in nonperforming commercial loans in Florida.
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2.	Maine Business Notes

Making It In America July 22, 2010 — The Exception Magazine
TD Bank CEO Bharat Masrani will join Maine Governor John Baldacci for a tour of the bank’s new “green” call center in Auburn on July 30. The public opening ceremony will be held the next day. The new 60,000 square-foot facility is seeking LEED Gold certification.
The proposed Calais Liquefied Natural Gas terminal has lost financial backing from Goldman Sachs. [The Exception]
Scarborough’s Maietta Construction company filed for bankruptcy in Portland. The firm, which had been in business for 40 years, blamed fuel prices and weak demand. [Forecaster]
The State of Maine finished Fiscal Year 2010 with a surplus of $70.4 million. The fiscal year ended on June 30, 2010. [Maine.gov]
Maine Congresswoman Chellie Pingree has introduced a bill that could help Maine farmers. [The Exception]
The cycling team for Gritty’s brewery raised and donated more than $28,000 to the American Lung Association of Maine from the 2010 “Trek Across Maine.”
The Bar Harbor ice cream shop that served President Obama during his visit to Acadia is now under fire from conservative bloggers. [Sentinal]

The Maine Center for Economic Policy is grateful that the Senate voted to extend unemployment insurance (UI) coverage however the group is disappointed that Congress did not renew the $25 per week unemployment insurance supplemental benefit and the federal subsidy for COBRA health insurance that was contained in the 2009 American Recovery and Reinvestment Act.
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3.	Advisor Roundtable: The Passage of Financial Reform Legislation

By Jim Fink July 23, 2010 – InvestingDaily.com
It’s time once again for the Advisor Roundtable! This past Wednesday (July 21st), President Obama signed into law the financial reform legislation. As I wrote in It’s Time to Regulate the Investment Banking Psychopaths, my hope was that financial reform would pass and — lucky me — it has. But enough about me (for now). Let’s give the final word to KCI’s investment advisors, who are the real experts. Specifically, I asked KCI’s circle of financial phenoms the following:
What do you think of the recently passed financial reform legislation? How, if at all, does it affect the stocks that you cover?
As expected, given the different industry and country perspectives the experts’ investment services focus on, the answers were all over the place, ranging from libertarian disdain to foreign indifference to cautious optimism to activist disappointment. Read on to find out the details:
Elliott Gue — Personal Finance, Energy Strategist, MLP Profits, Stocks on the Run
The financial reform legislation is a populist measure. The public is clearly angry at Wall Street and blames bankers for the financial crisis of 2008 – it has been obvious for more than a year that some form of regulation would pass and some of the reform proposals discussed were downright scary. The good news: on some of the headline issues such as the regulation of derivatives and investments in private equity firms, the compromise legislation is not as negative for the financials as had been feared. That’s a short-term positive.
However, the legislation is quite lengthy and extremely complex. Much like the healthcare reform package passed earlier this year, there are likely to be a long list of unintended and unanticipated consequences. We have already heard some of these fears from financial firms that have reported earnings over the past few weeks, and lingering uncertainty is negative for stocks. History suggests that hastily-passed populist measures represent poor legislation and I suspect that’s likely to be the case here.
More broadly, the financials represent a sizeable chunk of S&P earnings. While the legislation isn’t as negative as it could have been, it’s likely to slow the growth potential of the industry and depress profits. That’s a modest longer-term negative for the stock market.
Yiannis Mostrous — Silk Road Investor, ETF Global Profits, Stocks on the Run

I have not thoroughly read the 2,300-page law, but it should not really affect companies operating in the emerging markets that I cover in Silk Road Investor. My current regulatory focus lays not in Washington, D.C. but further east in Switzerland with the Basel Committee’s ongoing meetings on international financial regulatory reform. The Basel Committee, which is composed of representatives from more than 20 countries, is currently discussing whether to raise international bank capital standards.
David Dittman – Canadian Edge
Right now, U.S. financial reform has little impact on Canada and the income investing themes we’ve articulated in Canadian Edge. We’ll wait and see what happens during and after what promises to be a long implementation process.
Back-of-the-envelope estimates suggest that U.S. regulators will have to furnish more than 200 rules in the next two years. This alone is challenging. But the vagueness of the legislation also complicates the work of regulators directed to complete 67 one-off studies and establish 22 periodic reports. Here’s just a sampling of what must be done: creating a council to detect systemic risks; crafting capital and liquidity standards; building a consumer financial protection bureau; enforcing a ban on proprietary trading; and setting standards for derivatives.
Of these provisions, perhaps the most important is the creation of the Financial Stability Oversight Council. Its mission will be to identify and head off emerging threats. Left open are the criteria to define a systemic threat and to identify institutions that pose a risk to the broader economy. The statute directs the council to consider assets, leverage, size, liabilities and interconnectedness, but it will be up to the council to figure out how to quantify such factors.
Several Canadian institutions, most notably Toronto-Dominion Bank (NYSE: TD) and Royal Bank of Canada (NYSE: RY), operate in the United States. But the impact on them of U.S. financial reform, come what may from rule- and report-making process, will be minimal.
The Canadian banking system is dominated by five institutions that cover all corners of the Great White North. They engage in all types of financial activity. Canadian banks, all of them, are overseen by one regulator at the federal level, the Office of the Supervisor of Financial Institutions (OSFI), and zero at the provincial level. It’s a simple regulatory scheme. And, as Bharat Masrani, CEO of TD Bank, Toronto-Dominion’s U.S. arm, recently noted, it was sufficient to guarantee one simple, significant outcome for Canadian banks: “We were not in the subprime business.”
American banks are overseen by the Federal Reserve and what appears to be a confusing array of federal and state regulators, all with their own budgets and turfs to protect. With what lies ahead for the evolving saga of U.S. financial reform, this problem will get worse before it gets better.
In the meantime, stick to Canada and the best income investing story on the planet.
Benjamin Shepherd – Global ETF Profits, Louis Rukeyser’s Mutual Funds
I’ve been recommending the SPDR KBW Regional Banking ETF (NYSE: KRE) in Global ETF Profits for several months now, largely in anticipation of financial reform legislation being formalized. Tracking a basket of 50 regional banks with an average market capitalization of about $1.1 billion, small-cap banks make up the bulk of the portfolio.
The large money-center banks will clearly see their top lines take a hit due to new limitations on investing for their own accounts and higher capital standards. But many — if not most — investors have been wrongly pricing a major hit into the share prices of many of the smaller regional players.
The majority of the banks in the fund’s portfolio have asset bases of less than $15 billion, leaving them immune to many of the reform legislation’s more stringent provisions on what can and cannot be counted towards Tier 1 capital — a key metric for regulators. Only a handful of the fund’s holdings were heavily involved in derivatives trading or ran proprietary trading desks of any size, so there shouldn’t be many sizable hits to cash flows.
In fact, once the dust settles, I strongly suspect that we’ll find that the new law has actually leveled the playing field for many regional and community banks. The new law caps the ability of the nation’s largest banks to continue expanding through a new limitation on the share of industry-wide liabilities that can be held by a single financial institution. That cap will curb the encroachment by money-center outfits such as Bank of America (NYSE: BAC) onto the turf of smaller players who are years — if not decades — away from bumping up against those limits, leaving them plenty of room for expansion. It will also allow many of the regional banks to conduct business on their terms without have to compete with the huge banks which in the past could always offer the lowest rates on loan products.
Jim Fink – InvestingDaily.com
Call me a member of the public that Elliott refers to in his answer. The 2008-09 financial crisis shook my confidence in laissez-faire capitalism symbolized by Adam Smith’s “invisible hand.” I’m also very angry at Wall Street and the rating agencies. Whereas I once believed that the private sector could self-regulate, I now am convinced that government must protect us from our own reckless self-interest. Whereas Gordon Gekko in the movie Wall Street famously stated “Greed is good,” I say “Greed is dangerous.” It leads us to take excessive risks that can blow up not only in our individual faces, but in the country’s face. I quoted Alan Greenspan in my psychopath article, but the quotation is so telling that I must offer it again below:
Those of us who have looked to the self-interest of lending institutions to protect shareholders’ equity are in a state of shocked disbelief. I made a mistake in presuming that . . . they were best capable of protecting their own shareholders and their equity in the firms.
Greenspan is no liberal and neither is federal appeals judge Richard Posner, who wrote an analysis of the crisis entitled A Failure of Capitalism. Posner argues that the financial crisis was the direct result of financial deregulation. He concludes: “We need a more active and intelligent government to keep our model of a capitalist economy from running off the rails.”
The question remains whether the just-passed financial reform legislation will be effective in heading off another crisis. I have serious doubts for the following reasons:
- Banks will remain “too big to fail.” I see nothing in the legislation that curtails the existing huge sizes of Bank of America, Citigroup, JP Morgan, and Wells Fargo.

- Regulation of non-bank financial firms is not guaranteed. While the new Financial Stability Oversight Council has the authority to impose regulations on non-bank financial companies, it remains up in the air whether the FSOC will do anything. This uncertainty is disturbing since AIG and Lehman Brothers were prime contributors to the financial collapse and both were non-bank financials.
- Volcker Rule that aimed to prevent banks from making risky investments for their own proprietary account was watered down with a huge 3% of capital loophole.
- 80 to 90 percent of derivatives trades (interest rate, foreign exchange, and precious metals swaps) are exempted from the requirement that banks trade them in a separate entity. No hard capital requirements imposed on financial companies that write credit default swaps.
- Rating agencies (Standard & Poor’s, Moody’s, and Fitch) continue to be compensated and selected by issuers. The provision in the bill that would have had rating agencies randomly assigned was deleted prior to passage. The pervasive conflict of interest that caused the rating agencies to rate subprime junk debt as triple-A remains alive and well.
Come to think of it, the only real financial reform in the legislation involves limiting credit card fees, which had nothing to do with the financial crisis.
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4.	Canada Banks Could Raise Divs This Year -Analyst

By Cameron French July 23, 2010 — Reuters
Canadian banks could start raising dividends later this year, once lenders get a sense of new capital requirements due to be unveiled in November, RBC Capital Markets said on Thursday.
The brokerage, a division of Royal Bank of Canada (RY.TO), the country’s largest lender, also said in a note that U.S. financial reforms passed last week are unlikely to have a significant impact on the U.S. operations of Canadian banks.
Canada’s big banks stopped raising dividends in late 2007 and early 2008 as the credit crisis took hold and bank stocks began to tumble.
Most of the stocks have regained most or all of the lost ground, but the banks are choosing to hold higher capital levels amid uncertainty over proposed changes to capital and leverage requirements.
The Basel Committee on Banking Supervision is expected to deliver a complete package of reforms in November.
“We do not expect dividend increases until late 2010 at the earliest, but we believe that when the banks have more clarity on the new rules, a few of the Canadian banks might be in a position to increase their dividends,” analyst Andre-Philippe Hardy said in a note.

He said Toronto-Dominion Bank (TD.TO), the country’s second-biggest bank, as well as smaller lenders National Bank of Canada (NA.TO) and Laurentian Bank (LB.TO) were the mostly likely candidates to raise their payouts.
Canada’s banks have traditionally followed a conservative lending route, and managed to escape the financial crisis without government bailouts, unlike banks in the United States and Europe.
The new capital and liquidity rules will undoubtedly hurt profits in the sector, Hardy said, despite the high capital ratios currently held by the banks.
However, the massive U.S. “Dodd-Frank” financial reform bill passed last week will likely not have a big impact on Canadian banks that operate in the United States, he said.
The bill, designed to prevent another financial meltdown, will put new limits on derivatives activity and proprietary trading, among other measures.
Hardy said the bill “will have a material impact on many U.S. banks, but much less so for Canadian banks”.
Toronto-Dominion has a large retail presence on the U.S. Eastern Seaboard, as well as a 45 percent stake in online brokerage TD Ameritrade Holding Corp (AMTD.O).
Royal has a large retail bank in the U.S. Southeast, while Bank of Montreal (BMO.TO) operates in the Chicago area through its Harris Bank unit.
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5.	Donate to The Special Olympics at TD Bank Stores

July 22nd, 2010 — Mybanktracker.com
TD Bank is celebrating Special Olympics Month by joining the “Be a Fan” campaign and setting up donation centers in all of its TD Bank stores.
Two Ways to Give
You can donate to the Special Olympics two ways at your local TD Bank store.
If you have loose change, you can go to TD Bank and play the Penny Arcade game. The Penny Arcade will count up all your loose change and give you a total. From there you can decide how much of your money you want to contribute to the Special Olympics.
If you are just in a giving mood, you can stop by any TD Bank location and donate money directly to the cause.
About the Special Olympics and TD Bank
The Special Olympics is a non-profit organization that provides sports training and competition to children and adults with intellectual disabilities. Donations make up more than 98% of the organization’s budget.

TD Bank is a large bank headquartered in New Jersey with more than 1,000 branches in the U.S.
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6.	Toronto Dominion Bank In The Market With Covered Bond Issue

By Prabha Natarjan July 23, 2010 — Dow Jones
Toronto Dominion Bank is in the market with a five-year, covered bond issue of undetermined size Thursday.
With this issue, the top-five Canadian banks have sold these mortgage bonds to U.S. investors. Total foreign covered bond issuance to U.S. investors is $11.04 billion, surpassing the peak of $10.71 billion in 2007.
Covered bonds are similar to residential mortgage-backed securities but require issuers to hold the collateral on their own books rather than spin them off into special purpose vehicles. As these bonds carry the additional heft of the full bank’s balance sheet, they are seen as a safer alternative to residential mortgage bonds, which were at the heart of the financial crisis.
Foreign banks are the only source of these sought-after new bonds, which haven’t been minted in the U.S. because of a lack of clear regulations. Last week, Bank of Nova Scotia sold a $2.5 billion, three-year covered bond at a yield of 1.498%.
The Toronto Dominion Bank issue, rated triple A by Moody’s and DBRS, is backed by residential loans that carry the full faith and credit of the Canadian government.
Barclays, Deutsche Bank, RBS and Toronto Dominion are the book runners on the deal.
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7.	Bradford County’s $3M Energy-Saving Project To Cost Less Than Expected

By James Loewenstein July 23, 2010 — Daily Review (PA)
TOWANDA — There was some good news for the Bradford County commissioners Thursday, when they learned that it will cost less than expected to undertake a $3 million project to make the six main county-owned buildings more energy efficient.
The good news came when bids were opened from six financial institutions that are in the running to be selected to issue an approximately $3 million loan to the county, which will be used to pay for the energy-saving project.
“The interest rates (that they would charge the county) came in much lower than we thought they would come in at,” said Joan Sanderson, the county’s financial director.

That means that the project will pay for itself sooner than expected, and the savings from the project will be higher than expected, she said.
Among the interest rates proposed for the loan, which will be paid back over 15 years, were 3.3 percent from TD Bank of Philadelphia; 3.99 percent from Bank of America/Merrill Lynch of Williamsport; and 4.012 percent from M&T Bank of Havertown, Pa., said Gayle Kershner, Bradford County chief clerk.
The county had estimated that the interest rate for the loan would be 4.5 percent, said Mark Smith, chairman of the Bradford County commissioners.
The bid opening occurred at the commissioners’ meeting on Thursday.
The commissioners tabled action on the bids until they could be reviewed.
The bids will be examined to make sure they meet all the specifications for the project, Smith said.
A number of the banks submitted several options in their bids, including options where the interest rate varied over the course of the 15 years.
On June 24, the Bradford County commissioners had approved a contract with Johnson Controls Inc. to undertake the $3 million project.
The project is not being paid for with taxpayer dollars, the commissioners said.
Instead, over the next 15 years, the project will more than pay for itself through reduced utility bills and reduced maintenance costs on energy-related equipment, such as air conditioners and water boilers, said Steve Gates, a spokesman for the Bradford County Energy Management Committee.
The project is being done under the Guaranteed Energy Savings Act of 1998, the commissioners said.
Under that state law, Johnson Controls has guaranteed that the project will save the county a total of $5,076,998 over the next 15 years in the form of reduced utility bills and reduced maintenance costs on equipment, Gates said.
If the savings achieved is the less than the amount guaranteed, then Johnson Controls must write a check to the county to cover the difference, he said.
The project includes numerous energy-saving measures, such as replacing the original single-pane windows in the Bradford County Courthouse; replacing two 1989-vintage boilers at the Bradford County jail with more energy-efficient ones; and using heat given off by an existing methane-fueled electricity generator to pre-heat the water that is used at the Bradford County jail and the Bradford County Manor.
After the loan is paid off in 15 years, the project will achieve at least $408,000 in savings each year for the county, mainly through reduced utility bills, Gates has said.
One component of the project — replacing a partially defective 120-ton air conditioning unit at the Bradford County Manor — has already been completed, the commissioners said.

“I believe it (the replacement of the air conditioning unit) was completed on Monday or Tuesday of this week,” Sanderson said.
The rest of the $3 million project is scheduled to be completed within the next year.
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8.	Mean Street: How Bad Is The Economy in the ‘Real’ New York?

By Evan Newmark July 22, 2010 — Wall Street Journal (blog)
On a recent hot, steamy morning, I set out to see how the “real” New York was faring in these hard economic times by taking a long walk down Broadway.
There are of course many “real” New Yorks and it’s hard to pick among them. But for me the 2.5 mile stretch of Broadway that runs through the West Side from 100th St. to Columbus Circle is as “real” as it comes.
First, it’s my neighborhood – second, it’s all there — the rich, the poor, the in-between, the polished luxury condos, drab middle-class rentals and seedy SROs, the $15 martinis, upscale gelato shops and dirty pizza joints.
As Saul Bellow said of upper Broadway “the great, great crowd, the inexhaustible current of millions of every race and kind pouring out, pressing round, of every age, of every genius, possessors of every secret, antique and future...”
If I had entered Zabar’s, the greatest of all New York’s gourmet food emporiums, mildly upbeat about the economy – second-quarter corporate earnings have been pretty good – Scott Goldshine, Zabar’s General Manager and 33-year veteran, was now ready to fillet my optimism.
“The economy sucks,” Goldshine said. “Business is slow...a little slower than last year. Not a single one of the suppliers or wholesalers I talk to says they’re doing better this year. Not a single one.”
Goldshine was quick to concede that a super sultry summer had stifled Zabar’s foot traffic. And if your household budget is tight, maybe you don’t really need the $65 per-pound smoked sturgeon.
But as the Zabar’s tagline goes “New York is Zabar’s...Zabar’s is New York.” It’s still very much a neighborhood store – and lots of its neighbors – particularly the elderly on fixed incomes — are short on dough. “Instead of coming in four times a week, they come in just once a week,” said Sonshine.
There wasn’t much he could do about it other than...well...take government money like everybody else in America. Zabar’s recently started accepting customer payments under the federal SNAP (Supplemental Nutritional Assistance Program) program. Apparently, this is what our economy has come to: food stamps at Zabar’s.

Of the dozen or so merchants, clerks and doormen I spoke to on my Bataan- meets-Broadway death march (Did I mention it was hot?), Goldshine was the most downbeat on the economy.
Just as Ben Bernanke might conclude, the picture on Broadway was “unusually” confusing. The Laureate, a new luxury 18-story limestone condo at 76th St. was well on its way up. A new Apple Store at 67th St. was doing a brisk trade in iPads and iPhones. And wasn’t the two-year bonus guarantee back on Wall Street?
The manager at Harry’s Shoes, another Upper West Side retail icon right near Zabar’s was having none of it.
“How’s business?” I asked.
“Soft.”
“Soft because it’s summer.”
“Soft even for summer.”
I launched into a pathetically hopeful anecdote about how I had walked by Harry’s with my kids in mid-June and it was packed. In fact, Harry’s always seemed crowded to me.
“Soft,” he repeated. And indeed, there were only about a dozen customers milling about Harry’s.
And Harry’s – much like Zabar’s – is an institution. One of those winning businesses that has been around since the 1930s.
All along the rest of Broadway stand the losers: Dozens of empty small-business storefronts that once held cafes, cutesy clothing boutiques and restaurants of entrepreneurs who couldn’t make the steep rents of Manhattan.
You need lots of money to make the rent in New York. And when Wall Street boomed and times were flush, Broadway’s “little guys” could just about make ends meet. Nowadays, forget it.
It’s a different story for the big guys. They can make the rent. That’s why upper Broadway is continuing to morph into a suburban strip mall cluttered with Starbucks, Urban Outfitters, Pottery Barns and scores of cavernous bank branches. TD Bank alone has six full-service stores on Broadway between Times Square and Harlem.
As I pulled up to the counter of Gray’s Papaya at the busy corner of 72nd and Broadway, sweaty and downcast, I ordered two hot dogs for $3 and asked the counterman whether the “recession special” (two dogs and a 14 oz. drink for $4.45, tax included) was a big hit.
“Nah,” he replied. “Business is okay. This neighborhood is rich.” He then took a buck off my cold papaya drink which went down extra smooth – and suddenly, as I looked across Broadway at a big sign announcing a new Trader Joe’s, things didn’t seem so bad after all.
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9.	Don’t Bank On It

July 23, 2010 — Drexel University The Triangle (PA)
For those of you who were shocked to learn of the sudden departure of the AJDrexelBank and all of its ATMs, do not feel uninformed or out of the loop. There was little to no warning to the campus at large when the only University-related bank disappeared faster than Lehman Brothers.
Coping with this loss, we at the Editorial Board are wondering only one thing: now what?
Just to be clear, AJDrexelBank is not the financial institution of our namesake — Drexel Burnham Lambert was driven to bankruptcy in 1990 as a result of its nefarious involvement in junk bond trading. AJDrexelBank was a service run by online banking company The Bancorp, Inc. that started in 2000.
It should also be noted that this is an entirely separate company from Commerce Bancorp, which was bought by TD Bank in 2007. TD Bank ATMs will replace the existing campus ATMs. We’re glad it’s at least a company we’ve heard of that has branches throughout the city, and would be willing to bet that more students have TD accounts than AJDrexelBank accounts.
While it is fair to wonder why AJDrexelBank shut down so abruptly, it is important to note that the banking service’s demise will have to lead to the adoption of a new one. This is a prime opportunity for Drexel to be innovative with its banking system. Ideally we’d love surcharge-free ATMs, but it’s unlikely that the University or TD would like to foot that bill.
Drexel has been and continues to be an advanced institution in terms of technology, so hopefully when the ATMs are replaced, newer models will take their place. The current ATMs use dial-up to find out your financial information.
Drexel is a well-networked campus; it should not be that hard to get them on high-speed Internet access. You should not have to stand at an ATM for more than a minute just to find out what your account balance is.
Another possibility is debit card integration with our DragonCards, much like Penn State University has with its ID card system and PNC Bank. This would give students easier access to funds than they have with Dragon Dollars, which are not accepted everywhere (though the program has grown impressively this past year). It would also encourage more students to sign up for accounts.
As young adults, the time spent at Drexel is often the first time many leave home for an extended period of time. It’s a period of rapid growth and independence.
Confronted with first time credit card offers, alternative loans and unbalanced checkbooks, students need a little extra attentiveness from their bank. We encourage the Drexel administration to lean towards banks and services that keep these needs in mind, perhaps even providing special benefits to students, faculty and staff.
In the aftermath of a national credit crisis, it’s more important than ever to instill in young adults good savings and investment practices.

Drexel might charge us an arm and a leg now, but it’s in their best interest to help us manage and pay off those loans so someday as alumni we can give back to our alma mater.
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10.	Job Seekers In Philadelphia Gather At CareerLink

Pennsylvania CareerLink provides advice, aid, a new start By Peter Van Allen July 23, 2010 — Philadelphia Business Journal
The Pennsylvania CareerLink center at One Penn Center in Center City is a gathering point for the region’s unemployed who are actively seeking jobs.
CareerLink is a publicly funded program that provides job matching, unemployment information, workshops, résumé development, training to make job searches more effective and other services.
On a recent morning, people going through the CareerLink process represented a broad range of ages, backgrounds and goals. Here are some of their stories.
Questions from a child
Tianna Flood, 24, of the Hunting Park neighborhood worked as a bank teller at TD Bank for more than four years but left the bank in May after a dispute.
She went to CareerLink to “revitalize” her résumé, she said, and to help her navigate educational opportunities.
She plans to attend the Community College of Philadelphia, then pursue a four-year business degree, while working full time.
For now, she’s adjusting to not having a job, a steady paycheck and a regular schedule. Her son — “who is three going on 40,” she said — asks her why she isn’t going to work.
“I’m on a fixed income now, which is kind of difficult. I’m so used to working, I’ve been working since I was 19,” she said. “It’s straining not having a daily routine.”
Social service cuts
Elliott Endre, 25, a native of Brisbane, Australia, living in Philadelphia, was laid off as a trainer and program assistant in the Philadelphia AIDS Consortium.
Endre, a college graduate with a green card, said his field is “harms reduction,” which entails teaching safer sex and lifestyle choices that can reduce risk. It’s a field he’s been involved with since he was 16.
With the recession, social services organizations saw less funding and more budget cuts, paradoxically at a time when there was more demand for the services.
“It’s burnout on all fronts. Too many caseloads. It’s intense work and it’s not well paid,” he said.

Endre is at CareerLink, in part, because it’s a condition of receiving unemployment benefits. But he also hopes to pursue a graduate degree and is seeking advice on schools where he could become a licensed sex therapist.
He also hopes to land work as a consultant, working with gay youth, offering corporate diversity training or working with the transgender community.
For most of his goals, he admits that CareerLink “is not going to be that much of a benefit.”
“But it could help me find a temp job,” he said. “I gotta pay rent. Philadelphia’s cheap or I’d really be suffering. I’m just trying to sustain. When I first came here I was down and out, broke, living in West Philadelphia. I was squatting for a time, so I learned how to survive on nothing if I had to.”
He figures he could live on $250 a week, covering rent, bills and cell phone — a necessity during a job search.
Settling for temp jobs
Kenny Squire, 20, of the Kensington-Allegheny neighborhood, is mostly working temp jobs. He is trained as a medical-office specialist but spent time recently in the pretzel bakery at J&J Snack Foods Corp. in Pennsauken, N.J.
“That’s not what I wanted,” he said.
Squire came to CareerLink to find work closer to his chosen profession.
“I’m just hanging in there. [Temp work] is a way to put money in my pocket, but the work is more when they need you.”
He is living with his mother and finds not having steady work “stressful.”
“When people ask, ‘Do you have a job?’ I say, no, I just work. There’s a big difference between having a job and ‘working.’ I’ve been out of a job for a year and a half.”
Leaving prison behind
Jose Diaz, 39, was born in the South Bronx and has spent more than half his life in prison.
His story is one of a hard life of former teen street hustler, drug addict, gang member and illiterate — transformed by prison, marriage, his church and learning to read and write.
His body is covered in tattoos, including the letters BTK, for “born to kill,” and his street name, Dragon. Most recently, he spent 13 years in nearly as many prisons in upstate New York, convicted of robbery, assault and physical injury. In one of those prisons, in 1990, he stabbed a man 40 times with an ice pick.
Diaz says his life changed on March 19, 1992, the day he found out he was HIV positive.
“I hung up the phone three times. I didn’t want to hear,” he said. “When you hear AIDS, I was so scared.”
From there, it was a slow road to redemption.

“I learned to read and write in prison,” Diaz said. “Before that, it was guns, drugs and girls. That was life in the South Bronx.”
He met his future wife in 2001, while still in prison.
“That gave me a life beyond. I had been afraid of love. I started medication. I dropped my [gang] flag,” he said.
When he got out of prison, he moved with his wife to Germantown. He started working toward his high school degree equivalent. He got involved in the Enoch Church, which directed him to CareerLink.
He was placed for a time at the greeting card company American Greetings.
Diaz carries a business card saying “Jose can do it!” and offering to do building, painting and repair jobs.
“I’m looking for anything,” he said. “I’m good at fixing stuff, painting.”
Ready to start over
Willie Drake, 53, is a Southwest Philadelphia native who spent three decades in the banking industry, but has been laid off twice in the past four years.
Drake spent 28 years at PNC Bank, mostly in the back-office operations site near the airport. He was laid off there in 2006. From then until April he worked for Financial Information Services in West Deptford, N.J., also in check processing.
“Processing and coding are going to the wayside,” Drake said. “I came [to CareerLink] in 2006 when I was laid off. Now, I’m hoping to brush up on computer skills. I’m hoping they’ll tell me what I need.”
Drake hopes to return to management, but admits he may have to start at the bottom of a new field, possibly real estate.
“I’m trying to get my foot back in the door,” he said. “I’m an older person, but I have experience.”
Wanting to contribute
Reginald Smith, 45, grew up in Philadelphia and now lives in Elkins Park. He got a bachelor of science degree from the University of Phoenix in 2008, but for Smith, getting a college degree has not been the ticket to a career in information technology he thought it might be.
His career includes stints at manufacturer Tyco’s health-care group in King of Prussia, where he worked in a baby diaper factory; a sports apparel company; and Ortho-McNeil Pharmaceuticals.
Working at night, he earned his degree but admits it’s been tough to put it to use.
“I applied at Comcast and Blue Cross Blue Shield. I’m okay with an entry-level job. I may not have much experience, but I’m willing to learn,” he said.
He’s training at CareerLink and taking temp jobs.

“I blame a lot of this on the economy. I’m lucky my wife is a registered nurse,” he said. “I’m frustrated. I told my wife I just want to pay the bills, pay taxes, contribute to the economy.”
Talking the talk
Tony Bennett, 37, who grew up in Camden and now lives in Philadelphia, is trying to follow his namesake’s route into a career in entertainment.
He has worked as a booking agent, helping with booking the Beastie Boys, Mary J. Blige and Rascal Flatts. He trained with Bernard Resnick, the Philadelphia entertainment lawyer, he said.
“I’m trying to get a management company started,” said Bennett. “I’m looking for a salary of $50,000 or more. I’m trying to live well.”
But he admits he has had to take a more humble route to fame.
He sings at The Gallery at Market East, earning as much as $75 a day in tips. He has gotten gigs as a wedding singer and even sung at two funerals.
CareerLink has helped Bennett supplement his income, but also offer some life guidance, he said.
“I learned to speak well. Coming out of Camden, N.J., I was using a lot of slang,” he said. “They’ve helped me a lot. I didn’t know the ins and outs.”
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INDUSTRY NEWS
1.	New York Sues Bank of America and Merrill Over Merger

July 23, 2010 — New York Times [Article also appears in Reuters.]
New York State is suing Bank of America and its Merrill Lynch unit over the companies’ merger and Merrill’s subprime mortgage issues.
The New York State comptroller, Thomas P. DiNapoli, filed two lawsuits on Thursday in Federal District Court in Manhattan to recover losses suffered by the $132.5 billion state pension fund, which he oversees.
Defendants include Kenneth D. Lewis, former chief executive of Bank of America; Joe L. Price, the bank’s former chief financial officer who is now the bank’s president of consumer and small-business banking; and E. Stanley O’Neal, Merrill’s former chief executive.
Mr. DiNapoli filed the lawsuits after choosing to “opt out” of 2007 shareholder litigation against Merrill and 2009 litigation against Bank of America.
“Our attorneys believe this gives us a chance to get a better recovery,” perhaps reaching “tens of millions of dollars,” said Robert Whalen, a spokesman for the comptroller’s office.

The pension fund owned 3.06 million Bank of America shares and 4.83 million Merrill shares, court records show.
Bill Halldin, a spokesman for Bank of America, declined to comment.
One complaint in the suit accuses Bank of America of misleading shareholders about Merrill’s losses as it prepared to buy the Wall Street bank in late 2008. The other accuses Merrill of misleading shareholders about its risk management and exposures to mortgage securities and collateralized debt obligations.
“These companies thought they could get away with profiting at the expense of New York’s pensioners and taxpayers through fraudulent activities and misleading public disclosures,” Mr. DiNapoli said in a statement. “They were mistaken.”
Bank of America agreed to buy Merrill on Sept. 15, 2008. Merrill lost $15.8 billion in the fourth quarter of that year, though it paid out $3.6 billion in bonuses. The merger was completed on Jan. 1, 2009.
In February, United States District Judge Jed S. Rakoff accepted Bank of America’s $150 million settlement with the Securities and Exchange Commission on charges that it had misled shareholders about the merger, an accord he called “half-baked justice at best.”
The New York attorney general, Andrew M. Cuomo, has separately filed civil fraud charges against Bank of America, Mr. Lewis and Mr. Price.
Mr. DiNapoli is running for re-election as comptroller in November. Mr. Cuomo is running for governor. Both are Democrats.
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2.	Federal Report Faults Banks On Huge Bonuses

By Eric Dash July 23, 2010 — New York Times
With the financial system on the verge of collapse in late 2008, a group of troubled banks doled out more than $2 billion in bonuses and other payments to their highest earners. Now, the federal authority on banker pay says that nearly 80 percent of that sum was unmerited.
In a report to be released on Friday, Kenneth R. Feinberg, the Obama administration’s special master for executive compensation, is expected to name 17 financial companies that made questionable payouts totaling $1.58 billion immediately after accepting billions of dollars of taxpayer aid, according to two government officials with knowledge of his findings who requested anonymity because of the sensitivity of the report.
The group includes Wall Street giants like Goldman Sachs, JPMorgan Chase and the American International Group as well as small lenders like Boston Private Financial Holdings. Mr. Feinberg’s report points to companies that he says paid eye-popping amounts or used haphazard criteria for awarding bonuses, the people with knowledge of his findings said, and he has singled out Citigroup as the biggest offender.

Even so, Mr. Feinberg has very limited power to reclaim any money. He can use his status as President Obama’s point man on pay to jawbone the companies into reimbursing the government, but he has no legal authority to claw back excessive payouts.
Mr. Feinberg’s political leverage has been weakened by the banks’ speedy repayment of their bailout funds. Eleven of the 17 companies that received criticism in the report have repaid the government with interest, so they have no outstanding obligations to reimburse.
As a result, Mr. Feinberg will merely propose that the banks voluntarily adopt a ''brake provision’’ that would allow their boards to nullify or alter any bonus payouts or employment contracts in the event of a future financial crisis. All 17 companies have told Mr. Feinberg that they will consider adopting the provision, though none has committed to do so.
Mr. Feinberg is expected to call the payouts ill advised but not unlawful or contrary to the public interest, the people with knowledge of his report said.
On Wall Street, meanwhile, profits and pay have already rebounded. Goldman Sachs is on pace to hand out an average of $544,000 per worker in salary and bonuses, though many could earn several times that amount. JPMorgan Chase’s investment bank is on track to pay its workers, on average, about $425,000, while the average Morgan Stanley employee could collect about $260,000.
If the second half of 2010 plays out like the first half, Wall Street bonuses will be paid out at about the same level as last year and similar to 2007 levels, when the crisis had just started to unfold.
’’It’s healthier than I would have ever expected a year ago,’’ said Alan Johnson, a longtime compensation consultant who specializes in financial services.
Mr. Feinberg was named last month as the independent administrator for claims tied to the BPoil spill, making it likely that the release of his findings on the financial firms will be his final act as the overseer of banker pay.
The review, mandated by the 2009 economic stimulus bill, broadened the scope of Mr. Feinberg’s duties to include examining the pay packages of top earners at 419 companies that accepted bailout funds. However, it did not give him the power to demand changes to the compensation arrangements, as he did in each of the last two years at seven companies that received multiple bailouts.
Mr. Feinberg spent five months reviewing compensation paid to each company’s 25 highest earners between October 2008, when the first bailouts were dispensed, and February 2009, when the stimulus bill took effect. He narrowed his scrutiny to about 600 executives at 17 banks, with payouts totaling $2.03 billion.
Mr. Feinberg’s criteria for identifying the worst offenders were large payouts, in aggregate or to specific individuals; overly generous exit packages; or a failure to provide clear performance criteria or other rationale for extra pay.
Mr. Feinberg then approached each of the 17 companies with his proposed remedy during conference calls over the last two weeks. The 11 companies that have fully repaid their bailout money are American Express, Bank of America, Bank of New York Mellon, Boston Private, Capital One Financial, Goldman Sachs, JPMorgan, Morgan Stanley, PNC Financial, US Bancorp and Wells Fargo.

The six companies that have not fully repaid their bailout funds are A.I.G, Citigroup, the CIT Group, M&T Bank, Regions Financial and SunTrust Banks.
Among the banks that have not fully repaid the government, Citigroup was identified by Mr. Feinberg as having the most egregious compensation packages during the bailout period, according to officials with knowledge of his report. The bank handed out several hundred million dollars in pay in 2008 as it struggled to stay afloat.
Roughly two-thirds of the outsize payouts were from bonuses awarded to Andrew Hall and another trader who were part of the bank’s Phibro energy trading unit. Citigroup sold that business to Occidental Petroleum last fall, under pressure from Mr. Feinberg, after the disclosure that Mr. Hall had received a $100 million payout.
Mr. Feinberg is not expected to name individual executives who received the highest awards.
His review is among several compensation initiatives scrutinizing banker pay. In June, the Federal Reserve ordered about two dozen of the biggest banks to address several pay practices that, even after the crisis, it said encouraged excessive risk-taking.
European banking regulators introduced tough new standards for bonus payments earlier this month. And the Federal Deposit Insurance Corporation is developing a plan that would partly tie bank insurance premiums to the perceived risk of their executive pay packages. That proposal could be reviewed by the agency’s board as early as next month.
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3.	Goldman Pact’s Timing Probed

By Kara Scannell July 23, 2010 — Wall Street Journal
The Securities and Exchange Commission’s inspector general extended an ongoing probe of the agency’s civil-fraud lawsuit against Goldman Sachs Group Inc. to include the timing of the suit’s settlement last week.
H. David Kotz, the internal watchdog of the SEC, disclosed the broadened investigation in a letter Thursday to Rep. Darrell Issa (R., Calif.).
“We will seek review of documentary evidence, including e-mails between and among the individuals who may have participated in or been aware of the timing of the SEC settlement,” the letter stated.
Mr. Kotz already was investigating the SEC’s filing of the suit against Goldman, which occurred in April as the Senate was taking up the financial-regulation bill.
Mr. Issa has accused the SEC of playing politics with the lawsuit. The SEC has denied that the legislation had any connection to the filing or settlement of the suit. Last week’s announcement of the $550 million agreement with Goldman came on the same day the Senate passed the financial-regulation bill.

President Barack Obama signed the bill into law Wednesday.
Mr. Issa asked Mr. Kotz to broaden his inquiry, and the inspector general agreed to the request, according to Thursday’s letter.
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4.	KeyCorp Swings To Profitability In 2Q

July 22, 2010 — Business Review (NY)
The Cleveland-based financial services company, which has regional headquarters in Albany, New York, had net income attributable to common shareholders of $29 million, or 3 cents a share, for the three months. When a 3 cents-a-share loss from discontinued operations is excluded, KeyCorp earned 6 cents a share. Analysts had predicted the company would lose 11 cents a share on continuing operations.
In the year-ago quarter, KeyCorp (NYSE: KEY) had a net loss attributable to common shareholders of $390 million, or 68 cents a share. The 2009 results included a $823 million loan-loss provision.
“These results are encouraging, and the return to profitability represents a big step forward for our company,” said Henry Meyer, CEO of KeyCorp. “Continued improvement in credit quality across most of our businesses was the principal contributor to the quarterly performance.”
For the six months ended June 30, KeyCorp had a net loss attributable to common shareholders of $67 million, or 8 cents a share. This compares to a net loss of $926 million, or $1.73 a share, in the first half of 2009.
KeyCorp is parent to KeyBank N.A., which has 51 Albany area branches.
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5.	M&T Bank 2nd-Qtr Profit More Than Quadruples As Credit Losses Slide, Acquisition Costs Down

July 21, 2010 — Associated Press
BUFFALO, N.Y. — M&T Bank Corp. on Wednesday said its second-quarter profit more than quadrupled, as it wrote off fewer bad loans and spent less on an acquisition.
For the three months ended June 30, M&T reported net income available to common shareholders of $176.1 million, or $1.46 per share, compared with $40.9 million, or 36 cents per share, it posted in the 2009 second quarter.
The year-ago quarter included $40 million, or 35 cents per share, in charges related to the acquisition of Provident Bankshares Corp.
Analysts surveyed by Thomson Reuters, on average, expected profit of $1.25 per share.

Net interest income, or earnings from deposits and loans, edged up 1 percent to $567.2 million, from $501.6 million a year ago.
The bank slashed its provision for credit losses, or money set aside to cover defaulting loans, by 42 percent to $85 million, from $147 million last year.
Net charge-offs, or loans written off as uncollectable, fell to $82 million, from $138 million last year.
Nonperforming assets, or loans considered past due and in danger of default, rose 7 percent to $1.28 million, from $1.2 billion last year.
Noninterest income, or money earned from fees and charges, edged up to $274 million, from $272 million in the 2009 second quarter.
M&T Bank shares closed down $1.58, at $83.50 as the broader market declined.
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6.	Small Business Lending Fund Passes Key Senate Vote

By Cheyenne Hopkins July 23, 2010 — American Banker
WASHINGTON — The Senate voted 60 to 37 late Thursday to stop debate on an amendment that would create a $30 billion small business lending fund.
The vote was a critical test for the measure, and means it will almost certainly be added back to a bill seeking to provide tax relief to small businesses and expand Small Business Administration guarantees. A final vote on the amendment and the overall bill is expected next week.
The vote was a rare nail-biter as lawmakers appeared unsure until the final moment if they had enough votes to invoke cloture on the amendment, a process that requires 60 votes. Once cloture is invoked, the amendment needs only a simple majority to pass, a much easier standard.
Republicans fought hard to stop the amendment from passing cloture, arguing the fund, which would allow community banks to access capital to boost lending to small businesses, was a second Troubled Asset Relief Program.
Democrats, meanwhile, spent the day furiously arguing against that characterization.
“I have to hear from Republicans that we just can’t go there because it might look like and smell like Tarp,” Senate Small Business Committee Chairman Mary Landrieu said. “Are they afraid of their own shadows? I don’t care what it feels like. It’s what it is. This is not Tarp.”
Sen. Carl Levin, D-Mich., agreed.
“Some of our colleagues objected to this provision, ostensibly on the grounds that it was a reprise of the TARP program,” Levin said. “But unlike Tarp, in which most of funds went to the largest institutions, this program targets the community banks that actually make the vast majority of small business loans. While many of the financial institutions receiving Tarp funds failed to use that support to make the business loans needed to boost our economic recovery, this program’s whole purpose would be to increase small-business lending.”
The amendment would add the program back to the small business bill after it was removed late Wednesday by Senate Majority Leader Harry Reid, who feared he did not have enough support to pass it.
Some Republicans sought to use the move against the amendment.
“The reason this provision was stripped out was not because Republicans alone objected,” Sen. John Thune, R-S.D. “There were Democrat objections as well. It was taken out of the base bill. It is now being offered as an amendment for that reason. It certainly isn’t Republicans who are trying to stop us from doing things to help small businesses.”
Sen. Bob Corker, R- Tenn., called the program a “son of Tarp” that carries even greater risks.
The fund was originally the heart of the small-business bill, which also includes tax relief measures and a separate state lending program.
But not all Republicans opposed the program. Sen. George Voinovich, R-Ohio, dismissed fellow GOP lawmakers’ characterizations of the fund. Sen. George LeMieux, R-Fla., cosponsored the amendment with Landrieu that added the fund back.
“This isn’t Goldman Sachs, this isn’t AIG, this is the banker down the street ... It provides $30 billion for local banks to make loans to local businesses,” LeMieux said.
The fund was first proposed by the president in January. The House passed it on June 16 by a vote of 241-182. The House measure did not include the small business tax credits or the SBA guarantee provisions.
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7.	American Express, Capital One Reports Further Trend

By Andrew Johnson July 23, 2010 — American Banker
Signs of improvements in the credit card industry continued Thursday with American Express Co. and Capital One Financial Corp. reporting significant improvements in delinquencies and chargeoffs.
Amex, which said its net income rose more than 200% from a year earlier, to $1.02 billion, said its net chargeoff rate for U.S. cards fall to 6.2%, from 10% a year earlier.
The New York company’s 30-day-plus delinquency rate for U.S. cards fell to 2.7% from 4.4%.

As a result the improved conditions, Amex’s provision for U.S. card losses declined 56%, to $519 million.
Capital One noted similar trends in its domestic card business during the second quarter.
The McLean, Va., banking company’s net income for domestic cards rose 189% year over year, to $483 million.
The net chargeoff rate was 9.5%, up from 9.2% in the year-earlier quarter but down from 10.5% in the previous quarter.
Its 30-day-plus delinquency rate fell to 4.8%, from 5.3% in the previous quarter, but was flat with a year ago.
Its provision for domestic card losses was $675 million, down from $1.34 billion a year earlier.
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